# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARTELO BIOSCIENCES, INC., CIK 0001621221
CUSIP: 04301G607
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 505 LOMAS SANTA FE, SUITE 160, SOLANA BEACH, California (CA), 92075
Date of event which requires filing of this statement: 10/01/2025
Amends the filing with accession number 0000921895-25-002596
Filed by CIK 0001776353
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Farb Daniel Stuart (CIK 0001776353): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 153,003; shared voting power 0; sole dispositive power 153,003; shared dispositive power 0; aggregate amount beneficially owned 153,003 (7.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ARTELO BIOSCIENCES, INC.
Address of issuer's principal executive offices: 505 LOMAS SANTA FE, SUITE 160, SOLANA BEACH, California (CA), 92075

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Company purchased by the Reporting Person were purchased with personal funds.

The aggregate purchase price of the 153,003 Shares owned directly by the Reporting Person is approximately $850,036, excluding brokerage commissions. The Reporting Person also owns 11,299 of the $10 Warrants (as defined below), which were acquired pursuant to the June 2025 SPA (as defined in the initial Schedule 13D).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon a denominator that is the sum of: (i) 1,555,493 Shares outstanding as of September 16, 2025, as disclosed in the Issuer's Corporate Presentation issued on September 17, 2025 that is available on the Issuer's website, and (ii) 441,210 Shares issued pursuant to the Issuer's underwritten offering on October 1, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2025.

As of the date hereof, the Reporting Person directly beneficially owns 153,003 Shares, constituting approximately 7.7% of the Shares outstanding.

In addition, as of the date hereof, the Reporting Person owns 11,299 warrants referencing 11,299 Shares, which have an exercise price of $10.00 per Share and expire in June 2030 (the "$10 Warrants"). The $10 Warrants are exercisable immediately, subject to the Beneficial Ownership Limitation (as defined below). A holder of the $10 Warrants may not exercise any such $10 Warrants to the extent that such exercise would result in the number of Shares beneficially owned by such holder and his or its affiliates exceeding 4.99% of the total number of Shares outstanding immediately after giving effect to the exercise, except that upon at least 61 days' prior notice from the holder to the Issuer, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of Shares outstanding immediately after giving effect to the exercise (the "Beneficial Ownership Limitation"). The Reporting Person's Beneficial Ownership Limitation is currently set at 4.99% and, accordingly, the Reporting Person cannot exercise the $10 Warrants and does not beneficially own any of the Shares underlying the $10 Warrants.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Subsequent to the filing of the Schedule 13D on September 19, 2025, the Issuer delivered the remaining 3 Shares underlying the $5.82 Warrants previously defined and described in the initial Schedule 13D. Other than as set forth herein, there have been no transactions in the securities of the Issuer by the Reporting Person since the filing of the initial Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The disclosure set forth in Item 5(c) above is incorporated herein by refence. Following the delivery of the 3 Shares underlying the $5.82 Warrants, the Reporting Person no longer holds any of the $5.82 Warrants.

## Signatures
- Farb Daniel Stuart: /s/ Daniel S. Farb, Daniel S. Farb (10/03/2025)